CERTIFICATE OF ELIMINATION

OF THE

SERIES E CONVERTIBLE PREFERRED STOCK

SERIES F CONVERTIBLE PREFERRED STOCK

SERIES G CONVERTIBLE PREFERRED STOCK

OF

IMAGEWARE SYSTEMS INC.

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), it is hereby certified that:

1.      The name of the corporation is ImageWare Systems Inc. (the “Corporation”).

2.      The designation of the series of shares of stock of the Corporation to which this certificate relates is the “Series E Convertible Preferred Stock,” “Series F Convertible Preferred Stock,” and “Series G Convertible Preferred Stock.”

3.      Pursuant to Section 151 of the DGCL and authority granted in the certificate of incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated (i) Twelve Thousand (12,000) shares of preferred stock as Series E Convertible Preferred Stock, par value $0.01 per share; (ii) Two Thousand (2,000) shares of preferred stock as Series F Convertible Preferred Stock, par value $0.01 per share; and (iii) Six Thousand, One Hundred, Twenty (6,120) shares of preferred stock as Series G Convertible Preferred Stock, par value $0.01 per share (together, the “Preferred Shares”), and established the voting powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of such series as set forth in the Certificates of Designations of the Rights, Preferences, Privileges and Limitations of the Preferred Shares (the “Preferred Shares Certificates of Designations”), with respect to such Preferred Shares, which Preferred Shares Certificates of Designations have been heretofore filed with the Secretary of State of the State of Delaware. None of the authorized shares of the Preferred Shares are currently outstanding and none will be issued subject to the Preferred Shares Certificates of Designations.

4.      The Board of Directors of the Corporation has duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that none of the authorized shares of the Series E Convertible Preferred Stock, Series F Convertible Preferred Stock and Series G Convertible Preferred Stock of ImageWare Systems Inc. (the “Corporation”) (together, the “Preferred Shares”) are outstanding, and that none will be issued subject to the Certificates of Designations of the Rights, Preferences, Privileges and Limitations of the Preferred Shares (the “Preferred Shares Certificates of Designations”);

FURTHER RESOLVED, that pursuant to the authority conferred on the Board of Directors by the provisions of Section 151 of the DGCL, the Board of Directors hereby eliminates the Preferred Shares;

FURTHER RESOLVED, that the proper officers of the Corporation, or any one or more of them, are hereby authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the DGCL, to execute and file a Certificate of Elimination of the Preferred Shares of the Corporation with the Secretary of State of the State of Delaware, which shall have the effect, when filed with the Secretary of State of the State of Delaware, of eliminating from the Certificate of Incorporation all matters set forth in the Preferred Shares Certificates of Designations with respect to such Preferred Shares; and

FURTHER RESOLVED, that in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Preferred Shares, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

Date: October 18, 2017

IMAGEWARE SYSTEMS INC.

By: /s/ Wayne Wetherell

Wayne Wetherell

Chief Financial Officer